Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of March 31, 2020, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At March 31, 2020
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,158
Current financial debt	13,363
Current portion of financial instruments for interest rate swaps liabilities	334
Other current financial instruments — liabilities	270
Financial liabilities directly associated with assets held for sale	-

Total current financial debt	19,125

Non-current financial debt	48,896
Non-controlling interests	2,428
Shareholders’ equity
Common shares	8,123
Paid-in surplus and retained earnings	119,935
Currency translation adjustment	(14,431)
Treasury shares	(1,621)

Total shareholders’ equity — Group share	112,006

Total capitalization and non-current indebtedness	163,330

As of March 31, 2020, TOTAL S.A. had an authorized share capital of 3,586,672,195 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,601,881,075 ordinary shares (including 28,707,248 treasury shares from shareholders’ equity).

As of March 31, 2020, approximately $6,600 million of the Group’s non-current financial debt was secured and approximately $42,296 million was unsecured, and all of the Group’s current financial debt of $13,363 million was unsecured. As of March 31, 2020, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. Since March 31, 2020, Total Capital International issued non-current financial debt of an aggregate of €3.0 billion principal amount, in two tranches of €1.5 billion maturing in 7 years and 12 years (or approximately $3.2 billion using the €/$ exchange rate on April 24, 2020 of €1=$1.0798 as released by the Board of Governors of the Federal Reserve System on April 27, 2020). In addition, in April, TOTAL S.A. drew in the amount of $6,350 million representing current financial indebtedness under a syndicated committed facility with an initial 12-month tenor and the option to extend tenor twice by an additional 6 months at TOTAL’s election. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 20, 2020, as amended on April 14, 2020.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2020.

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